Exhibit 12.1

ZYMOGENETICS, INC.

Statement of Computation of Ratio of Earnings to Fixed Charges

(in thousands of dollars)

	Nine Months Ended September 30,	Year Ended December 31,
	2008	2007	2006	2005	2004	2003
Fixed Charges:
Interest expensed and capitalized	5,701	7,662	7,601	7,577	6,857	5,610
Amortized capitalized expenses related to indebtedness	340	—	—	—	—	—
Estimated interest within rental expense	1,127	1,644	1,228	953	888	569

Total Fixed Charges	7,168	9,305	8,829	8,531	7,745	6,178

Earnings:
Pre-tax loss from continuing operations	(107,065)	(148,144)	(130,002)	(78,027)	(88,756)	(59,571)
Fixed charges	7,168	9,305	8,829	8,531	7,745	6,178

Total Earnings	(99,897)	(138,839)	(121,173)	(69,496)	(81,011)	(53,393)

Deficiency	107,065	148,144	130,002	78,027	88,756	59,571

Ratio of Earnings to Fixed Charges	N/A	N/A	N/A	N/A	N/A	N/A